                                                    ---------------------------
                                                            OMB APPROVAL
                                                    ---------------------------
----------                                          OMB Number:       3235-0104
 FORM 3/A                                           Expires: September 30, 1998
----------                                          Estimated average burden
                                                    hours per response .... 0.5
                                                    ---------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


-----------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or         6. If Amendment, Date
HICKS, MUSE, TATE & FURST EQUITY              Statement                     Trading Symbol                       of Original
FUND III,L.P.
----------------------------------------      (Month/Day/Year)              PLY GEM INDUSTRIES, INC. (PGI)       (Month/Day/Year)
     (Last)     (First)     (Middle)          June 24, 1997              ------------------------------------
200 Crescent Court, Suite 1600             ----------------------------  5. Relationship of Reporting         7. Individual or
----------------------------------------   3. IRS or Social Security          Person to Issuer                   Joint/Group Filing
             (Street)                         Number of Reporting           (Check all applicable)               (check applicable
                                              Person (Voluntary)          [ ]  Director     [X]  10% Owner       box)
      Dallas,      Texas       75201                                      [ ]  Officer      [ ]  Other (specify  [ ] Form filed by
--------------------------------------     ----------------------------        (give title             below)        One Reporting
      (City)      (State)      (Zip)                                           below)                                Person
                                                                               ---------------------------       [X] Form filed by
                                                                                                                     More than One
                                                                                                                     Reporting
                                                                                                                     Person
-----------------------------------------------------------------------------------------------------------------------------------
                                                            TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
-----------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

*If the form is filed by more than one reporting person see Instruction 5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                               (Print or Type Responses)             SEC 1473 (7/96)


                                                                                                                   Page 1 of 2 pages


FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

------------------------------------------------------------------------------------------------------------------------------------
Option                           (1)       (1)         Common Stock      6,234,603(1)     $18.75       I                (1)
                                                       $.25 par value
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:
(1)  All shares which are beneficially owned are as a result of the First
     Amended and Restated Stockholders Agreement dated July 24, 1997 (the
     "Stockholders Agreement"). For a complete discussion of the terms and conditions of the Stockholders Agreement, see the Stockholders Agreement
     filed as Exhibit 99(1) to the Schedule 13D/A dated July 29, 1997 filed by the Reporting Person with respect to Ply Gem Industries, Inc., File Number
     1-4087 which is incorporated herein by reference.
                                                                                  HICKS, MUSE, TATE & FURST EQUITY
                                                                                  FUND III, L.P.

                                                                                  By:  HM3/GP Partners, L.P.,
                                                                                       Its General Partner

                                                                                  By:  Hicks, Muse GP Partners III, L.P.
                                                                                       Its General Partner

                                                                                  By:  Hicks, Muse, Fund III Incorporated,
                                                                                       Its General Partner


                                                                                **By:  /s/ Jeffry S. Fronterhouse    August 11, 1997
                                                                                     -----------------------------   ---------------
                                                                                     Jeffry S. Fronterhouse                 Date
                                                                                     Executive Vice President and Secretary
**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note. File three copies of this Form, one of which must be manually signed.                                           Page 2
      If space provided is insufficient, See Instruction 6 for procedure.                                           SEC 1473 (7/96)

      Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                                                                                   Page 2 of 2 pages